January 2, 2013

William Demarest
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:      Resource Real Estate Investors 7, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 21, 2012
File No. 0-53962

Dear Mr. Demarest:

This letter responds to the staff’s comment letter of October 11, 2012 regarding the above-referenced filing.  We first restate the staff’s comment in italics, and then provide our  response

Note 9 – Subsequent Events, page 23

1.           Please provide audited financial statements and other disclosures required by Rule 8-06 of Regulation S-X for Woodland Village, or tell us how you determined Rule 8-06 was not applicable.

On December 12, 2012, the registrant filed a Form 8-K report which included the audited financial statements of Woodland Village Apartments.

The registrant acknowledges that:

●	The registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RESOURCE REAL ESTATE INVESTORS 7, L.P.

By:	Resource Capital Partners, its
General Partner

By:	/s/ Alan Feldman
Alan Feldman
Chief Executive Officer